Management’s Discussion and Analysis

For the three and nine months ended September 30, 2011

Dated: November 8, 2011

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

Introduction

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a Canadian-based, junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, precious metals, molybdenum, and uranium in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

This Management’s Discussion and Analysis (“MD&A”) of Quaterra has been prepared by management in accordance with the requirements under National Instrument 51-102 as of November 8, 2011, and provides comparative analysis of Quaterra’s financial results for the three and nine months ended September 30, 2011 and 2010.

The following information should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, together with the related notes thereto. The Company reports its financial position, results of operations and cash flows in Canadian dollars, unless otherwise indicated.

As of January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for its year ending December 31, 2011 and IFRS 1, First-time Adoption of IFRS. The condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), accordingly they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”). Readers of this MD&A should refer to “Changes in Accounting Policies Including Initial Adoption” below for a discussion of IFRS and its effect on the Company’s financial presentation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX under the symbol “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterraresources.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, as they are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

Overall Performance

Corporate Development

7,348,540 and 4,502,692 warrants issued under the private placements closed on September 29, 2009 and October 28, 2009 respectively were exercised during the period at a price of $0.75 for gross proceeds of $8.88 million. Proceeds of the warrant exercise will be used to fund the Company’s exploration programs at the MacArthur and Yerington copper projects in Nevada and the Nieves Silver project in Mexico, as well as general and administration expenses.

On September 21, 2011, the Company appointed Mr. Steven Dischler as the Vice President and General Manager at the Yerington project in Nevada. Mr. Dischler has been involved with the permitting and development of several major mining projects across the U.S., including the underground sulfide Crandon Mine in Wisconsin, the underground nickel-copper Eagle Mine in Michigan and the open pit copper Flambeau Mine Wisconsin. As general manager Mr. Dischler will be responsible for moving the Yerington-MacArthur copper mining complex forward towards production.

On February 4, 2011, the Company closed its second financing with Goldcorp Inc. (“Goldcorp”) pursuant to the Investment Framework Agreement (“IFA”) signed on January 29, 2010. The private placement consisted of 3,293,407 units at $1.82 per unit for gross proceeds of US$6.0 million. Each unit comprised one common share of the Company and one-half of a share purchase warrant exercisable at $2.27 per share for a period of two years.

The funds were used in the Company’s generative exploration program in central Mexico.

Corporate Development - Property

On October 26, 2011, the Company entered into a joint venture agreement with Grande Portage Resources Ltd. for the Herbert Glacier gold project located near Juneau, Alaska. Grande Portage has acquired a 65% interest and the Company retains a 35% interest in this project. Moving forward each party will bear its proportionate share of costs for the further exploration and development of the project.

On October 20, 2011, the Company added two properties to the Goldcorp IFA: El Calvo gold, located in the central Mexican state of San Luis Potosi, and Microondas gold-silver, located in Zacatecas State, Mexico. Drilling has been planned to begin in November 2011.

On July 4, 2011, the Company announced that it has finalized an option agreement with La Cuesta International, Inc. (LCI) to acquire a 100% interest in the Microondas prospect located in Zacatecas State, Mexico, about 17 kilometers south-southeast of Rio Grande.

The property covers an area of 9,057 hectares (35 square miles) and is prospective for vein and stockwork related gold-silver mineralization with bulk tonnage potential. Quaterra's near-term plans include geologic mapping, sampling and geophysical surveys to define drill targets.

Quaterra has the right to earn a 100% interest in the property by making semi-annual lease/pre-production payments and paying a 1% Net Smelter Return royalty (“NSR”) payment that is capped at US$5 million. A portion of the property carries an uncapped 2% NSR royalty. Quaterra, at its option, may issue to LCI 20,000 common shares or its cash equivalent on or before June 12, 2012.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

On May 12, 2011, the Company announced its acquisition of the Butte Valley porphyry copper prospect, located in White Pine County, Nevada. The property consists of approximately 45 square miles of mineral rights obtained by optioning and staking a total of 1,483 unpatented U.S. lode claims. To earn a 100% interest, the Company is required to make staged option payments of US$1 million over ten years and pay a 2.5% NSR, 1% of which may be purchased for US$ 1million.

On April 27, 2011, the Company completed the purchase of the Yerington property from Arimetco, Inc. Assets purchased include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine containing an historic resource estimate in excess of four billion pounds of copper, and 8,600 acre feet per year of water rights. This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a dominant land position in the center of a prolific and expanding copper camp.

The Company has paid the remaining cash acquisition cost and has released 250,000 common shares of the Company stock previously issued and under escrow.

Update on Mineral Properties

MacArthur Property – Nevada

The Company’s MacArthur project is a secondary acid soluble copper deposit with the potential of sustaining a large run-of-mine heap leach operation using a solvent extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by September 2010, completed a total of 122,100 feet of drilling in 249 holes on the property. The drilling program delineated a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that may represent the fringes of a major copper porphyry system.

Tetra Tech, Inc. (“Tetra Tech”) of Golden, Colorado completed an updated NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project in January 2011. The Tetra Tech report concludes that the MacArthur project contains a measured and indicated oxide/chalcocite resource of 143.72 million tons averaging 0.192% total copper (TCu) that contains 551.6 million pounds of copper using a cut-off 0.12% TCu; an inferred oxide/chalcocite resource of 215.0 million tons averaging 0.197% TCu that contains 846.8 million pounds of copper at a cut-off of 0.12% TCu; and an inferred primary sulfide resource of 74.1 million tons averaging 0.256% TCu that contains 379.5 million pounds of copper at a cut-off of 0.15% TCu.

The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

During the third quarter of 2011, three rigs have completed a total of 20,225 feet drilling in 37 holes at MacArthur. The RC program is concentrated on upgrading the status and grade of the property’s mineral resources through the completion of an infill drilling program. Angle holes drilled on a spacing of approximately 250 feet are testing the high-grade Ridge Zone north and east of the MacArthur pit and the Gallagher Zone to the west.

The infill program appears to be increasing the overall grade of the deposit while delineating higher grade areas that were missed by early vertical exploration holes. Hole QM-204, located 2,000 feet north of the

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

MacArthur pit, intersected 80 feet of predominantly chalcocite mineralization averaging 0.88% total copper (TCu) starting at a depth of 390 feet. This intercept includes 35 feet assaying 1.73% TCu along the edge of the Ridge Zone. Hole QM-208 intercepted the zone 1,800 feet to the west with 80 feet averaging 0.60% at a depth 670 feet. Earlier holes at MacArthur have intersected high-grade mineralization in the area, but its extent and continuity had been uncertain because several marginally mineralized holes in the initial 500-foot spaced drilling program encountered a system of barren hornblende dikes that cross-cut the mineralization. The higher-grade, acid-soluble copper mineralization at MacArthur could form part of a higher grade starter pit with robust economics. Exploration for a deep porphyry system at MacArthur has completed 11,287 feet of drilling in 5 holes during the 2011 program. The last hole of the program, QM-164, intercepted one of the best primary copper intercepts yet identified on the project with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a higher grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet.

QM-164 appears to extend the mineralized zone identified in QM-100 a distance of 1,000 feet to the north. QM-100 intercepted 65 feet averaging 0.58% TCu at a depth of 1,203.5 feet. Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center. The North Porphyry mineralization remains open and untested to the north.

Quaterra’s plans for the remainder of 2011 include approximately 20,000 feet of additional infill drilling to define the extent and configuration of copper mineralization at MacArthur. An updated 43-101 compliant resource estimate and a preliminary economic assessment (PEA) which will incorporate the results of the column leach tests are expected for completion prior to the end of the first quarter of 2012. M3 Engineering and Technology Corp. of Tucson, Arizona has been contracted to complete the PEA.

Acquisition costs incurred to September 30, 2011 were $2,334,265 and exploration expenditures were $15,585,719 for a total of $17,919,984. Acquisition costs incurred to December 31, 2010 were $1,731,500 and exploration expenditures were $10,820,796 for a total of $12,552,296.

Yerington – Nevada

On April 27, 2011, Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC. (“Singatse”) finalized the acquisition of the Yerington mine through the purchase of all Arimetco assets in the Yerington Mining District. The assets include 4.2 square miles of patented claims and fee mineral properties, 8,600 acre feet per year of water rights, and a pending state application for the storage of 22,000 acre feet of water in the Yerington pit. A total of 457 unpatented mining claims on surrounding BLM land complete Singatse’s control of the project’s mineral rights.

When the Anaconda Copper Company closed the Yerington mine in 1978, the shut down was due to low copper prices, not because of declining copper grades of mineralization. The historical estimated remaining copper in and around the Yerington pit after the shut down (K. L. Howard, Jr., Anaconda Internal Memo, 1979) at a cut-off of 0.20% Cu includes:

  97.8 million tons with an average grade of .356% Cu containing approximately 696 million pounds of copper within the original pit design.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

  22.8 million tons of material adjacent to the pit with an average grade of 0.30% Cu containing 136.8 million pounds copper.
  Historic and non 43-101 compliant resources in the Bear deposit, located in the northeast corner of the property, reportedly containing more than 500 million tons of material averaging 0.4% copper (Dilles and Proffett, 1995). The Bear deposit was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area.

Singatse is currently conducting a drilling program to validate Anaconda’s historic drilling data and to enable the completion of a NI43-101 compliant resource estimate and technical report on the Yerington project. During the third quarter, the Company completed a total of 16,599 feet of drilling in 9 core twin holes and 23 RC exploration holes. Assays are pending.

The core holes are twinning historic intercepts of copper mineralization in old Anaconda holes to validate the Company’s digitized Anaconda database that now includes collar locations, rock types, and geochemical assays of 760 historic drill holes. Validation of the historic database will also be supported by re-assaying the remaining half-splits of selected old Anaconda core from the initial drilling at the mine. Core intervals for the assays have been selected from 44 old holes that have mineralization below the pit bottom.

Singatse’s two-year, exploration program is planned to target both mineralization around the Yerington pit and the Bear porphyry copper deposit to the northeast. The program will include geophysical surveys, preliminary metallurgical studies, and deep core holes to evaluate the historic copper mineralization and to investigate the surrounding areas for new deposits. The initial 43-101 compliant resource estimate for mineralized material below and adjacent to the Yerington pit is expected for completion prior to the end of 2011 by Tetra Tech Inc. of Golden, Colorado. An initial technical report is planned for release in early 2012 based on the results of the 2011 drilling program.

Acquisition costs incurred to September 30, 2011 were $2,606,872 and exploration expenditures were $2,517,742 for a total of $5,124,614. Acquisition costs incurred to December 31, 2010 were $2,100,233 and exploration expenditures were $839,354 for a total of $2,939,587.

Herbert Glacier, Alaska

The Herbert Glacier project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska, consisting of 91 unpatented lode claims located 30 km north of Juneau and to the south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Grande Portage Resources Ltd., the Company’s joint venture partner and operator of the project, has drilled a total of 17,329 feet at the Herbert Glacier project in 30 holes during the 2011 field season; and has reported the intersection of high grade gold mineralization in 5 separate zones, four of which are new discoveries. Grande Portage completed its 2011 fieldwork by identifying numerous deep targets to be drilled in the 2012 season.

Sixteen holes have tested the Deep Trench Vein. Hole 11E-2, drilled at an angle of minus 62 degrees, intersected the vein with a true width of 28.7 feet averaging 1.08 oz/ton gold at a downhole depth of 449.8 feet. Grand Portage reports that data collected thus far from E Platform drill-holes and surface exposures

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

give the known mineralization in the Deep Trench Vein a vertical extent of at least 1,300 feet and is open at depth. The vein has a known strike length of almost 3,280 feet.

Hole 11I-4, one of thirteen holes testing the Main and Ridge Vein systems, was drilled at an azimuth of 207 degrees and an angle of -64 degrees to a total depth of 562 feet. The hole intersected the Main Vein with a true thickness of 3.1 feet averaging 2.16 oz/ton gold and 2.72 oz/ton silver at a downhole depth of 144.2 feet. Grand Portage reports that additional drill results, including those from one-and-a-half holes in the Main Vein and eleven holes from the Deep Trench Vein are pending and are expected over the next few weeks.

Acquisition costs incurred to September 30, 2011 were $113,713 and exploration expenditures were $138,171 for a total of $251,884. Acquisition costs incurred to December 31, 2010 were $113,713 and exploration expenditures were $137,370 for a total of $251,083.

Arizona Strip Uranium Project – Arizona

Quaterra’s Arizona Strip uranium project includes some of the most prospective uranium properties in the northern district. Now totaling approximately 38 square miles with more than 200 VTEM geophysical anomalies, the Company’s land position controls much of the future production potential of the northern district. Quaterra’s assets include 3 mineralized breccia pipes; one (A-20) which could be among the larger identified in the district, 4 drill-defined pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible structures that have been defined by shallow drilling or have collapse structures clearly visible at the surface.

Exploration on federal lands in the Arizona Strip is presently restricted by a 6 month temporary withdrawal that is in force until January 20, 2012 to give the Department of the Interior (DOI) time to complete a final environmental impact study. On October 26, the BLM released the final EIS for the Northern Arizona withdrawal. The EIS will be subject to a NEPA-required 30 day comment period prior to a final decision by DOI Secretary Salazar. The final study gives a preferred alternative of complete withdrawal. This preference was publically stated by the Secretary at announcement of the temporary withdrawal in July; before the final study was initiated and 3 months before the public release if the final EIS. The Secretary is expected to decide if and what specific areas are to be withdrawn from mineral entry soon after November 26 and prior to withdrawal extension deadline in January.

Quaterra’s activities against the withdrawal have strong local and state support. In a March 2011 meeting conducted by the Governing Boards of the Arizona-Utah Coalition, Arizona Strip BLM Manager Scott Florence testified specifically that his office found no evidence of any significant pollution in excess of EPA safe drinking water standards. He further testified that he would not have withdrawn the land and would not have requested that the land be withdrawn. He testified the decision to segregate and propose withdrawal was made by the Secretary alone, without any input from the office charged with managing the Arizona Strip.

The Company remains optimistic that efforts to withdraw federal lands will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy and many jobs at a time when both are critical to the needs of the country.

Although the DOI action restricts exploration on federal lands, the regulations do not affect exploration activity or access to conduct exploration on Arizona State lands in the district. The Company’s land position

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

now includes 6.9 square miles of Arizona State Mineral Exploration Permits within the heart of the district where 16 high and moderate priority geophysical anomalies have been identified by the Quaterra’s airborne VTEM survey. In contrast to the segregated area, exploration on state mineral properties is encouraged and permitting is relatively easy. To establish targeting priorities and strategies for future uranium exploration expenditures in Arizona as well as other locations, the Company’s exploration activity on the State land has been postponed pending the results of the proposed withdrawal of Federal lands in the district.

Acquisition costs incurred to September 30, 2011 were $4,734,685 and exploration expenditures were $7,701,015 for a total of $12,435,700. Acquisition costs incurred to December 31, 2010 were $4,458,996 and exploration expenditures were $7,611,207 for a total of $12,070,203.

Nieves Property – Mexico

Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, have completed and received final assays for 7,373 meters of drilling in 30 holes at the Nieves silver property in northern Zacatecas, Mexico. The program commenced on June 10, 2011 with the objective of testing the shallow, up-dip extensions of mineralization along the La Quinta-Concordia and Gregorio North vein systems and drilling the eastern and western extensions of the California and Santa Rita veins, respectively.

Concordia West vein: Holes QTA 143, QTA 144 and QTA 153, drilled respectively 70, 200 and 300 meters west-southwest of QTA 123, all intersected strong mineralization. Hole QTA 144 contains 57 meters averaging 152.5 g/t silver (4.5 oz/ton) starting at a downhole depth of 107 meters and includes 16.65 meters averaging 290.9 g/t silver (8.5 oz/ton) starting at 109 meters. Hole QTA 153, the most westerly hole reported in this release, contains 80 meters averaging 37.5 g/t silver (1.1 oz/ton) starting at a depth of 107 meters, including 8.35 meters averaging 134.5 g/t silver (3.9 oz/ton) and 0.56 g/t gold.

Holes QTA 157 and QTA 168 drilled respectively 400 meters and 500 meters west-southwest of QTA 123, each intersected thick intervals of stockwork mineralization, with a best intercept of 42.8 meters of 46 g/tonne silver in hole QTA 168. Drilling to date has now intersected typical Concordia vein stockwork mineralization on a minimum spacing of 100 meters over a total strike length of 1,000 meters. Mineralization appears to be cut off to the west but remains open to the east.

Gregorio North vein: Six holes (QTA 146 to QTA 151) along the perimeter testing for extensions did not add substantially to known mineralization. Hole QTA 148 intersected 86.75 meters starting at surface averaging 13 g/t silver and 0.13 g/t gold. Wildcat hole QTA 145, drilled approximately 1.5 kilometers west of the Gregorio North zone, did not intersect significant mineralization.

Santa Rita vein. Drilling systematically tested the vein over approximately 500 meters along strike and intersected thick intervals of low grade silver mineralization, most notably 140.85 meters of 20 g/tonne silver starting at a depth of 124.75 meters in hole QTA 161 and 79 meters of 32 g/tonne silver starting at 34 meters in hole QTA 169. Mineralization remains open to the west, but will have to be higher grade to make the Santa Rita vein a stand-alone target.

California vein. Neither hole QTA 155 or QTA 156 offers encouragement that significant mineralization extends beyond currently known limits.

Two core rigs have completed an additional 12 holes along the Concordia and Santa Rita veins. One rig is currently on site to complete several additional holes. Thereafter, Caracle Creek International Consulting Inc.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

will update the resource estimate and a preliminary economic assessment will be completed in the first quarter of 2012 by M3 Engineering and Technology Corp. of Tucson, Arizona.

Other Mexico Properties – Goldcorp IFA

Quaterra’s IFA provides Goldcorp with an option to acquire an interest in any mining properties held by or acquired by Quaterra in central Mexico (except the Nieves silver project) in return for funding a two year generative exploration program through a private placement investment of US$10 million in the Company. The terms of the option allow Goldcorp to acquire up to 65% in any property held by Quaterra by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

Goldcorp has elected to include two properties recently acquired by the Company under the terms of the IFA signed by the two companies early in 2010. The IFA currently includes 16 properties covering more than 2,900 square kilometers in a favorable mining environment with a long history of production and well-developed infrastructure.

The two recently acquired properties total 149 square kilometres as described below:

The El Calvo gold property covers 5,830 hectares located in the Altiplano region of the central Mexican state of San Luis Potosí. Multiple sediment-hosted gold targets have been identified by mapping and sampling over a four square kilometer area within an isolated block of sedimentary rocks rising about 150 meters above a flat plain of post-mineral cover. El Calvo sedimentary rocks include favorable lithologic units that host disseminated/stockwork gold mineralization in the Camino Rojo and Peñasquito gold deposits about 100 and 150 kilometers north, respectively. Drilling will begin at the San Jose target within the next month.

The Microondas gold-silver property consists of 9,057 hectares in Zacatecas State, Mexico, located within the Fresnillo silver trend that has produced several billion ounces of silver (see Quaterra news release dated July 4, 2011). The property is easily accessible by paved highways connecting to the city of Zacatecas, 120 kilometers to the southeast and to the town of Rio Grande, 15 kilometers to the northeast. The initial target is a 1.4 square kilometer area with widespread argillic alteration prospective for a high sulfidation type precious metal system. Quaterra's surface sampling produced gold values from trace to 0.3 g/tonne and silver values from trace to 29 g/tonne, along with strongly anomalous arsenic, antimony and mercury. Quaterra plans to begin drilling in November 2011.

Progress on other prospects under the Goldcorp IFA is summarized below:

The Sierra Sabino project is in San Luis Potosí State, Mexico, about 120 kilometers south of Goldcorp's Peñasquito mine. It is prospective for intrusive-related precious and base metal mineralization and is an Advanced Project as defined in the Goldcorp IFA. A total of 16 core holes have been drilled, primarily to evaluate a northwesterly-trending zone of anomalous gold geochemistry related to jasperoid and silicified limestone close to the western contact of a quartz porphyry stock. None of the 15 holes drilled within this zone intersected significant gold mineralization. One hole drilled into the contact of the quartz porphyry intrusive contains a 24 meter zone beginning at 388 meters of semi-massive to massive sulfide skarn

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

averaging .0021 opt Au; 1.67 opt Ag; 0.33% Cu; 0.1% Pb; 0.23% Zn; 631 ppm W and 12 ppm Mo. Data evaluation is in progress to determine if additional work is warranted.

The Americas project is located in southern Durango State, close to its border with Zacatecas State and near the small village of Doce de Diciembre. Recent work has focused on the area in and around the Marimar vein, where core hole AMD-03 intersected 2.5 meters averaging 222 g/tonne silver, beginning at a downhole depth of 85.75 meters. As a deeper test, a second drill hole, AMD-11, was drilled in the same plane and below AMD-03. It intersected 1.29 meters of 83 g/tonne silver beginning at a downhole depth of 644 meters. Additional mapping and data review suggest that the most prospective search depth will be within the top 150 meters of the vein. A drilling program will begin in November to test the Marimar vein and a nearby vein swarm for near surface precious metal mineralization.

The Santo Domingo project is a copper-gold system hosted by both sedimentary rocks and a quartz porphyry intrusive. It is located about 120 kilometers west-northwest of Durango in Durango State. Seven widely spaced core holes have been drilled during 2011 to test a number of geochemical and geophysical anomalies. Although low-grade copper mineralization is widespread, no ore grade mineralization has been encountered. Two additional holes will be drilled this year to test structures with anomalous gold and silver geochemistry.

The Tecolotes mining concession consists of approximately 11,000 hectares and is located in the southeastern corner of the state of Durango. Geologic mapping, ground geophysical surveys and geochemical sampling have identified three targets on the property. The targets appear to be favorable for sediment-hosted gold-silver-base metal mineralization with potential for both open pit and underground type mining. It is expected that an initial drilling program will commence before the end of 2011 depending on drill availability.

Impairment of Other Properties, United States

The Company did an impairment test for its mineral properties in 2011. As a result, Duke Island, Peg Leg, Klondike, Willow Creek and Gray Hills properties totaling $4,183,224 were written down to $nil due to lack of exploration merits.

Mineral Property Expenditure

During the nine months ended September 30, 2011, the Company incurred $8,455,529 net of cost recovery, after impairments, on mineral property expenditures. The total mineral properties expenditure was mainly allocated on MacArthur and properties in Mexico.

A summary of all mineral property expenses by property can be found in Note 7 of the condensed consolidated interim financial statements dated September 30, 2011.

The deferred mineral property costs, net of cost recovery, as at September 30, 2011 were as follows:

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

All Mineral Properties	Balance	Additions			Change	Balance
	December 31,				during the	September 30,
	2010	Q1	Q2	Q3	period	2011
Summary by Expenditures
Total acquisition	$13,474,376	$1,312,713	$449,230	$1,148,942	$2,910,885	$16,385,261
Total exploration	31,611,294	1,807,977	3,341,417	4,578,474	9,727,868	41,339,162
	45,085,670	3,120,690	3,790,647	5,727,416	12,638,753	57,724,423
Impairments	-	(2,748,934)	(1,434,290)	-	(4,183,224)	(4,183,224)
Total	$45,085,670	$371,756	$2,356,357	$5,727,416	$8,455,529	$53,541,199

Summary by Property
Nieves	$4,253,027	$230,096	$131,916	$696,138	$1,058,150	$5,311,177
Other properties in Mexico	7,406,407	544,233	620,197	866,919	2,031,349	9,437,756
MacArthur copper	12,552,296	1,560,883	2,179,037	1,627,768	5,367,688	17,919,984
Yerington copper	2,939,587	278,089	361,299	1,545,639	2,185,027	5,124,614
Alaskan properties	2,692,675	(2,440,790)	-	-	(2,440,790)	251,885
Uranium properties	12,070,203	39,244	75,943	250,310	365,497	12,435,700
Other properties, US	3,171,475	160,001	(1,012,035)	740,642	(111,392)	3,060,083
Total	$45,085,670	$371,756	$2,356,357	$5,727,416	$8,455,529	$53,541,199

Review of Financial Results

For the nine months ended September 30, 2011 (“2011”), the Company reported a net loss of $9,633,625 compared to a loss of $766,062 in the same period of the previous year (“2010”). The changes are mainly due to the impairment charge made in 2011 and an unrealized gain on derivative liability in 2010.

A comparison of general administrative expenses for the nine-month periods is provided below. There are no significant activities that have taken place in the three months ended September 30, 2011 which have not been discussed in the analysis.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

	Three months ended September 30,		Nine months ended September 30,		Increase
	2011	2010	2011	2010	(decrease)
General and administrative
Administration and general	$184,766	$142,261	$536,539	$430,437	$106,102
Consulting	128,535	73,122	283,658	244,835	38,823
Depreciation	42,527	26,852	104,819	55,474	49,345
Directors' fees	23,453	24,747	87,169	81,997	5,172
Investor relations	54,748	40,657	247,974	210,597	37,377
Personnel costs	307,299	216,096	810,398	600,916	209,482
Professional fees	107,534	108,963	338,698	348,813	(10,115)
Transfer agent and regulatory fees	18,250	9,039	136,039	152,434	(16,395)
Travel & promotion	45,356	33,492	117,307	105,498	11,809
	$912,468	$675,229	$2,662,601	$2,231,001	$431,600

a)

Administration and general office general expenses increased by $106,102 from $430,437 in 2010 to $536,539 in 2011 reflecting the expanded office operations in the Vancouver head office and Yerington, Nevada.

b)

The increases in investor relations and travel & promotion reflect the Company’s effort to enhance its communications with investors through web/telephone conferences, implementing a new website and advertising in industry newspapers and magazines.

c)	Personnel costs increased by $209,482 from $600,916 in 2010 to $810,398 in 2011 resulting from the expanded operations noted above.
d)	Professional fees reduced by $10,115 from $348,813 in 2010 to $338,698 in 2011 reflecting the reduced legal fees in the current period.
e)	Transfer agent and regulatory fees decreased by $16,395 from $152,434 in 2010 to $136,039 in 2011 due to the timing difference in expensing annual regulatory listing fees.

Other and Non-Cash Expenses (Income)

	Three months ended September 30,		Nine months ended September 30,		Increase
	2011	2010	2011	2010	(decrease)
Other and non-cash items:
Exploration partner administration	(77,073)	(41,650)	(163,059)	(97,698)	(65,361)
Fair value gain on derivative liability	-	-	-	(4,037,184)	4,037,184
Foreign exchange loss (gain)	(192,862)	226,066	40,681	218,592	(177,911)
General exploration costs	159,568	103,971	304,818	414,648	(109,830)
Impairments	-	-	4,220,632	-	4,220,632
Interest income	(47,012)	(2,680)	(51,605)	(175)	(51,430)
Share-based payments	2,341,617	1,626,918	2,581,032	2,036,878	544,154
Write-off of equipment	-	-	38,525	-	38,525
	$2,184,238	$1,912,625	$6,971,024	$(1,464,939)	$8,435,963

a)

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties. If the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

b)

Foreign exchange: The Company recognized a foreign exchange loss of $40,681 in 2011 compared to $218,592 in 2010 due to the fluctuation of the Canadian dollar against the US dollar. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

c)

Share-based payments increased by $544,154 from $2,036,878 in 2010 to $2,581,032 in 2011. The values of share-based payments were determined by the Black-Scholes option pricing model recognized over the vesting period of options.

d)

Exploration partner administration income: The Company charges a 10% administration fee on its Nieves joint venture partner’s shared exploration costs and 5% fee on expenditures on its central Mexico properties under the Goldcorp IFA agreement.

e)	Impairment: during the nine months ended September 30, 2011, the Company wrote down the carrying value of the following properties totaling $4,183,224 and bond of $37,408:
$2,441,592 related to Duke Island property
$257,533 related to Peg Leg property
$49,809 related to the Klondike property
$1,109,446 related to Willow Creek property, and
$324,844 related to Gray Hills property.

Quarterly Information Trends

	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
General administrative expense	$(912,468)	$(793,952)	$(956,181)	$(799,058)
Exploration partner administration income	77,073	38,362	47,624	57,941
Foreign exchange gain (loss)	192,862	(15,329)	(218,214)	(106,236)
General exploration costs	(159,568)	(42,382)	(102,868)	(379,923)
Gain on sale of mineral property	-	-	-	50,000
Impairments	-	(1,471,698)	(2,748,934)	(622,121)
Interest income	47,012		2,331	10,591
Share-based payments	(2,341,617)	(198,503)	(40,912)	(214,380)
Write-off of equipment	-	(38,525)	-	-
Net loss	(3,096,706)	(2,519,765)	(4,017,154)	(2,003,186)
Basic loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.02)

	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
General administrative expenses	$(675,229)	$(848,023)	$(707,749)	$(427,667)
Exploration partner administration income	41,650	30,614	25,434	23,033
Foreign exchange gain (loss)	(226,066)	187,015	(179,541)	(86,918)
General exploration costs	(103,971)	(251,264)	(59,413)	(95,890)
Impairments	-	-	-	(767,280)
Interest income (expenses)	2,680	(2,090)	(415)	(117,398)
Share-based payments	(1,626,918)	(201,598)	(208,362)	(2,437,134)
Fair value gain on derivative liability	-	353,919	3,683,265	-
Net income (loss)	(2,587,854)	(731,427)	2,553,219	(3,909,254)
Basic income (loss) per share	$(0.02)	$(0.01)	$0.02	$(0.04)

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

The three-quarters information of 2011 and 2010 is presented using IFRS; all other quarters are presented under pre-changeover Canadian GAAP.

The Company’s results have been largely driven by the level of its exploration activities and foreign exchange rates. The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  General exploration expenditures can vary widely from quarter to quarter depending on the stages and priorities of the exploration program.
  The Company receives management fees on the Blackberry joint venture and other Mexico properties under the Goldcorp IFA agreement, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico in US dollars and Mexican Pesos, but reports its financial results in Canadian dollars.
  Share-based payments can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Interest earned and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

Related Party Information and Commitment

Manex Resource Group (“Manex”), a private company controlled by a director of the Company, provides comprehensive management, administration, equipped office space, investor relations and corporate secretarial services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. The committed cost is $15,500 per month. The current expiry date is June 30, 2012. Please see condensed consolidated interim financial statements Note 11 for more detailed information.

The Company is party to an agreement dated March 27, 2006, subsequently amended in January 2010, with Atherton Enterprises Ltd. to retain the services of Mr. Scott Hean as Chief Financial Officer at $175,000 per annum on a five-year term basis.

Financial Condition, Liquidity and Capital Resources

The Company had cash and cash equivalents of $15.5 million at September 30, 2011 compared to cash and cash equivalents of $18.2 million at December 31, 2010.

The Company finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of equity and/or the sale or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

During the nine months ended September 30, 2011, the Company received US$6 million from a Goldcorp private placement and $7.5 million from the exercise of stock options and warrants. The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the next twelve months.

For the nine months ended September 30, 2011, the Company used cash in operating activities of $3,264,132 (2010 - $3,850,157) and $11,807,855 (2010 - $6,977,256) in mineral property exploration and acquisition. The Company received US$354,434 reimbursement of shared exploration costs from Blackberry for the Nieves property and US$1,087,341 exploration cost recovery from Goldcorp for its Sierra Sabino property in Mexico.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at November 8, 2011, 152,319,701 common shares were issued and outstanding, 9,361,238 warrants were outstanding at a weighted average exercise price of $1.94, 11,735,000 stock options were outstanding and 11,400,000 exercisable at a weighted average exercise price of $1.54 and 703,452 agent compensation options exercisable at $1.45 by October 27, 2012. Each compensation option entitles the agent to acquire one common share of the Company and one-half of the purchase warrant exercisable at $1.90 by October 27, 2012.

Off Balance Sheet Arrangements

None

Disclosure Controls and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and has concluded based on its evaluation that they are effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial reporting was effective as of September 30, 2011 and there have been no significant changes to internal control over financial reporting in the three months ended September 30, 2011.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

The Audit Committee of the Company has reviewed this MD&A, and the condensed consolidated interim financial statements for the nine months ended September 30, 2011, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies Including Initial Adoption

The condensed consolidated interim financial statements for the nine months ended September 30, 2011 are the Company’s third period for which financial statements are prepared under IFRS, as stated in note 2 to those statements. The accounting policies described in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, the comparative information presented in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2010, the opening IFRS statement of financial position at January 1, 2010 and the statement of financial position as at December 31, 2010. An explanation of IFRS 1, exemptions applicable to first-time adoption of IFRS, and the required reconciliations between IFRS and pre-changeover Canadian GAAP are described below.

In preparing the condensed consolidated interim financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

a)	Initial elections upon adoption

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted on before November 7, 2002 and those granted but fully vested before the date of transition. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 and those not fully vested at January 1, 2010.

The Company elected to continue to measure equipment at its historical amortized cost.

b)	Adjustments on transition to IFRS

Under Canadian GAAP, warrants that have an exercise price denominated in a currency other than the Company’s functional currency are accounted for as equity instruments. Under IFRS, such instruments meet the definition of a derivative liability and are recorded as a financial liability, and are required to be measured at fair value at each reporting period with gains and losses recognized in net income. The warrants issued on November 27, 2008, December 19, 2008 and January 15, 2009 related to the convertible debt financing had an exercise price denominated in United States dollars. As a result, these warrants are required to be measured and recognized at the fair value with changes subsequent to the initial recognition charged to the statement of comprehensive loss until they are fully exercised. The Company has determined the fair value using the Black-Scholes option pricing model.

As at January 1, 2010, the Company recorded an adjustment to recognize the fair value of the warrant liability amounting to $8,477,944 and increased deficit by $8,477,944.

For the three and nine month period ended September 30, 2010, the Company recorded a warrant revaluation gain of $nil and $4,037,184, respectively, resulting from the fair value impact of this derivative liability.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon management’s ability to discover and develop commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on a number of factors including commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	September 30, 2011	September 30, 2010

Rate at end of period	1.0482	1.0290
Average rate	0.9782	1.0359
High	1.0482	1.0745
Low	0.9428	0.9988

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Gram s/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Quaterra Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2011

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide